Exhibit 99.1

Ryde Bets Big on EVs: Acquires 40% Stake in Atoll to Expand EV Footprint in Singapore

Move aligns with Singapore’s Green Plan 2030 and positions Ryde as a major player in Southeast Asia’s EV transition

SINGAPORE, June 18, 2025 – Ryde Group Ltd (NYSE American: RYDE) (“Ryde’’ or the “Company”), a technology company with a leading platform for mobility and quick commerce in Singapore, today announced the acquisition of a strategic 40% shareholding in Atoll Discovery Pte Ltd (“Atoll”), a Singapore-based electric vehicle (EV) rental company. This investment marks a significant milestone in Ryde’s commitment to sustainable urban transportation and positions the Company to capitalize on the growing EV market in Singapore.

Ryde’s investment in Atoll, which operates a fleet of close to 100 fully electric BYD vehicles, comes as the city-state ramps up its transition to a low-emission transport ecosystem, including a plan to roll out 60,000 EV charging points and phase out internal combustion engine (ICE) vehicles by 2040.

Strategic Entry: Capitalizing on the EV boom in Singapore

Singapore’s EV market is projected to reach USD 564 million by 2030, growing at a compound annual growth rate (CAGR) of 27.46%, according to industry forecasts. Government incentives, rising environmental awareness, and new infrastructure developments are all fueling demand — a trend Ryde is clearly intent on riding.

“This acquisition represents an exciting next step in our journey toward building a cleaner and smarter mobility future in Singapore,” said Terence Zou, Founder, Chairman and CEO of Ryde Group. “Our 40% stake in Atoll gives us strategic access to the EV rental market, expanding our green mobility footprint without diverting resources from our core business. It’s a prudent move with a clear upside — revenue growth, sustainability, and long-term value creation.”

With Atoll’s strong operational base and industry veteran Steven Kwek at the helm, Ryde expects to gain a strategic foothold in a critical growth sector.

Strategic Benefits and Revenue Growth

Founded in 2017, Atoll has established itself as a key player in Singapore’s EV rental sector, supplying vehicles to major industry partners including Singapore Electric Vehicles Pte Ltd (“SEV”) and other major car rental platform. Atoll is helmed by Steven Kwek, a veteran in the automotive sector with over 25 years of experience and an established track record in EV adoption and fleet operations.

This acquisition by Ryde is expected to act as an indirect revenue growth driver, providing opportunities for deeper integration of EVs into its own ride-hailing fleet and enhancing operational flexibility. Importantly, the 40% non-controlling stake allows Ryde to benefit from Atoll’s upside while minimizing the risks associated with direct ownership in a capital-intensive segment.

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Complementing RydeGreen Program - Driving EV Growth in Singapore

Atoll’s collaboration with SEV — already a strategic partner under Ryde’s RydeGreen Program — strengthens synergies across the Company’s EV initiatives. The RydeGreen Program, launched in December 2024, is Ryde’s flagship sustainability effort aimed at introducing an additional 1,200 EVs by 2027. In partnership with SEV, the program supports affordable leasing for driver-partners, a growing EV charging network, and green incentive schemes with Ryde committing over $1 million green bonus to support its driver-partners.

“We are excited to welcome Ryde as a strategic investor in Atoll,” said Steven Kwek, Director of Atoll. “This partnership is more than just an investment — it’s a convergence of shared values towards accelerating EV growth in Singapore. Together, we can scale EV adoption faster and smarter, and position Singapore as a regional leader in clean urban mobility.”

Strategic Synergies and Future Potential

With its roots in ride-hailing since 2014 and a commitment to it’s industry leading 0% driver commission, Ryde’s super mobility app is uniquely positioned to make EVs more accessible for its driver-partners. By teaming up with Atoll and SEV, Ryde now has a clearer pathway to integrate more EVS into its services while ensuring operational efficiency.

The Atoll investment also opens the door for future collaborations and deeper ecosystem integration with key players like SEV and other major car rental platform. As EV momentum continues to build across Southeast Asia, Ryde is not only reinforcing its home market position but also setting the stage for future regional moves in green mobility.

About Ryde Group Ltd

Ryde, a homegrown super mobility app founded in Singapore, is the world’s FIRST on-demand carpooling app since 2014! As a publicly listed company on the NYSE American, we are reimagining the way people and goods move around. We offer a full suite of services, including carpooling, private hire, taxi, and delivery, but what truly sets us apart is our commitment to empower our private-hire and taxi partners. We take 0% commission, ensuring that more of every hard-earned dollar goes to drivers on our platform. For more information, please visit https://rydesharing.com/ to learn more.

Contacts

For Media Relations:

Media Team

Ryde Group Ltd

Email: media@rydesharing.com

For Investor Relations:

Investor Relations Team

Ryde Group Ltd

Email: investor@rydesharing.com

FORWARD-LOOKING STATEMENTS

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors . Any forward-looking statements contained in this press release speak only as of the date hereof, and Ryde Group Ltd specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

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